UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hittite Microwave Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

43365Y104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43365Y104

1	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Yalcin Ayasli

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,968,734

	6	Shared Voting Power 0

	7	Sole Dispositive Power 8,968,734

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,968,734

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 29.45%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 43365Y104

1	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Ayasli Children LLC 04-6933654

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,430,763

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,430,763

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,430,763

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.27%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 43365Y104

Item 1(a).	Name of Issuer: Hittite Microwave Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 20 Alpha Road Chelmsford, MA 01824

Item 2(a).

Name of Person Filing:
This joint statement on Schedule 13G is being filed by Yalcin Ayasli (“Ayasli”) and Ayasli Children LLC (the “LLC” and together with Ayasli, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 75 Hawthorne Village Road Nashua, NH 03062
Item 2(c).	Citizenship: Ayasli is a United States citizen and the LLC is a limited liability company organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities: common stock, $0.01 par value per share (“Common Stock”)
Item 2(e).	CUSIP Number: 43365Y104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable

CUSIP No. 43365Y104

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

The information in Items 5 -11 of the cover pages is incorporated herein by reference.  Ayasli is the record holder of 5,537,971 shares of Common Stock. The LLC is the record holder of 3,430,763 shares of Common Stock. Ayasli, in his capacity as manager of the LLC, has the power to vote and dispose of the shares of Common Stock held by the LLC.  The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 30,450,087 shares of Common Stock of the Issuer, representing the number of shares of Common Stock outstanding as of October 30, 2008, as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September 30, 2008.

(a) Amount beneficially owned:
(b) Percent of class(2):
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yalcin Ayasli
Name: Yalcin Ayasli
Date: February 18, 2009

/s/ Yalcin Ayasli
Name: Yalcin Ayasli, Manager
Date: February 18, 2009

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 18, 2009, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Hittite Microwave Corporation (the “Issuer”) and such statement to which this Joint  Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Date: February 18, 2009

AYASLI CHILDREN LLC

By:	/s/ Yalcin Ayasli	/s/ Yalcin Ayasli
Yalcin Ayasli, Manager		Yalcin Ayasli